MGO Global Inc.

1515 SE 17th Street, Suite 121/#460596

Fort Lauderdale, Florida 33346

December 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	MGO Global Inc.
Registration Statement on Form S-1, as amended File No. 333-282517

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), MGO Global Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 9:05 a.m., Eastern Time, on Monday, December 23, 2024 or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Jeffrey Wofford at (646) 876-0618. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Jeffrey Wofford, by facsimile to (646) 838-1314 or email at jwofford@srfc.law.

If you have any questions regarding this request, please contact Jeffrey Wofford of Sichenzia Ross Ference Carmel LLP at (646) 876-0618.

Very Truly Yours,

By:	/s/ Maximiliano Ojeda
Name:	Maximiliano Ojeda
Title:	Chief Executive Officer

cc:	Jeffrey Wofford, Sichenzia Ross Ference Carmel LLP